82-1571

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 18 JANUARY 2006 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 111,771,413 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 6.96% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS	7,927,430
BANK OF NEW YORK BRUSSELS	1,176,000
BANK OF NEW YORK EUROPE LDN	4,478,900
BANK OF NEW YORK EUROPE LDN	335,700
BANK OF NEW YORK	355,400
BANKERS TRUST LONDON	713,900
BROWN BROTHERS HARRIMAN AND COMPANY	881,000
BROWN BROTHERS HARRIMAN AND COMPANY	3,639,700
BROWN BROTHERS HARRIMAN LTD LUX	950,394
CHASE MANHATTAN BANK AG FRNKFRT S	139,348

CHASE MANHATTAN LONDON	17,200
CITIBANK LONDON	298,700
CLYDESDALE BANK PLC	383,100
DEXIA PRIVATBANK	16,000
JP MORGAN CHASE BANK	11,694,900
JP MORGAN CHASE BANK	75,200
JP MORGAN CHASE BANK	291,400
JP MORGAN, BOURNEMOUTH	3,418,177
JP MORGAN, BOURNEMOUTH	924,561
JP MORGAN, BOURNEMOUTH	49,505,912
JP MORGAN, BOURNEMOUTH	277,800
JP MORGAN, BOURNEMOUTH	1,511,431
MELLON BANK N.A.	61,700
MELLON BANK	3,771,153
MIDLAND SECURITIES SERVICES	316,800
NORTHERN TRUST CO	339,600
NORTHERN TRUST LONDON	11,582,786
NORTHERN TRUST LONDON	189,900
NORTHERN TRUST LONDON	184,700
STATE STR BK & TR CO LNDN (S	3,648,542
STATE STR BK & TR CO LNDN (S	212,652

STATE STREET BANK & TR CO	888,627
STATE STREET BANK & TR CO	1,261,100
STATE STREET BANK & TR CO	279,100
STATE STREET HONG KONG	22,600
TOTAL	111,771,413

Hilton Group plc

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION YESTERDAY FROM CREDIT SUISSE ("CS"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 16 JANUARY 2006 CS AND ITS SUBSIDIARIES NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.